INGLES MARKETS, INCORPORATED

SECURITIES TRADING POLICY
(Compliance with U.S. Securities Laws and Security Trading)

This Securities Trading Policy (this “Policy”) contains the following sections:

1.0	General
2.0	Definitions
3.0	Statement of Policy
4.0	Certain Exceptions
5.0	Window Periods, Pre-clearance of Trades and Other Procedures
6.0	10b5-1 Plans/Margin Accounts and Pledges/Short Sales
7.0	Potential Criminal and Civil Liability and/or Disciplinary Action
8.0	Broker Requirements for Section 16 Persons
9.0	Confidentiality

1.0General

1.1Ingles Markets, Incorporated, and its subsidiaries (collectively, the “Company”,  “we”,  “us” or “our”), their respective directors, officers and employees (collectively, “Personnel”), family members (as defined below) of Personnel and trusts, corporations and other entities controlled by any of such persons (collectively, “Insiders”) must, at all times, comply with this Policy and the securities laws of the United States and all applicable jurisdictions. The Company may also from time to time determine that additional persons and entities, including certain of the Company’s contractors or consultants, shall be deemed Personnel under this Policy (collectively, “Non-Employee Personnel”).

1.2Federal securities laws prohibit trading in the securities of the Company or any other entity on the basis of “inside” information about the Company or that other entity obtained in the course of your position with the Company. These transactions are commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy or sell the securities to which such inside information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including a jail term. Federal securities laws also create a strong incentive for the Company to deter insider trading by its employees. In the normal course of business, Personnel may come into possession of inside information concerning the Company, transactions in which the Company proposes to engage or other entities with which the Company does business that is not available to the investing public. Therefore, the Company has established this Policy with respect to trading in its securities or securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section 7.0.

1.3This Policy addresses compliance as it pertains to the disclosure of inside information regarding the Company or another company and to trading in securities (including transactions in common stock, preferred stock, bonds and other debt securities, options to purchase common stock, convertible debentures and warrants, as well as derivative securities whether or not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities) while in possession of such inside information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders exercise judgment so as to also comply with the spirit of the law and avoid even the appearance of impropriety.

1.4This Policy is intended to help protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are merely guidelines and are not intended to replace your responsibility to understand and comply with the legal prohibition on insider trading.

Appropriate judgment should be exercised in connection with all securities trading. Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any family member, household member or entity whose transactions are subject to this Policy.

1.5In all cases, responsibility for determining whether an individual is in possession of Material Nonpublic Information (as defined below) rests with that individual, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. If you have specific questions regarding this Policy or applicable law, please contact the [Chief Financial Officer at pjackson@ingles-markets.com].

2.0Definitions

2.1“Family Members.” For purposes of this Policy, the term “family members” includes spouses, minor children, adult family members who reside with you, anyone else who shares the same household and any immediate family members and family members who do not share the same household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control. Personnel are responsible for the transactions of their Family Members and therefore should make them aware of the need to confer with you before they trade in the Company’s securities or securities of companies with which we do business.

2.2“Material.” Under Company policy and United States laws, information is “material” if a reasonable investor would consider the information important in determining whether to trade in a security. Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could also be material. Nonpublic information can be material even with respect to companies that do not have publicly-traded stock, such as those with outstanding bonds. Employees should assume that information that would affect their trading decisions, or which might tend to influence the price of the security, is material.

Depending on the facts and circumstances, examples of information that could be considered material include, but are not limited to:

•	quarterly or annual results, as well as other financial information;

•	expansion or curtailment of operations and business disruptions;

•	a cybersecurity incident that may adversely impact the Company’s business, reputation or share value;

•	a merger, acquisition, tender offer or divestiture proposal or agreement;

•	investments, joint ventures or changes in assets;

•	new product or service offerings or significant news relating to product or service offerings;

•	a change in control of the Company or extraordinary management developments;

•	significant changes in compensation policy;

•	financings and other events regarding the Company’s securities;

•	dividend information;

•	the gain or loss of a significant customer or supplier; or

•	pending or threatened litigation or governmental investigations.

Information that something may happen, regardless of the likelihood, can be material. Courts often resolve close cases in favor of finding information material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of Material Non-Public Information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.

2.3“Non-Public Information.” Information is considered to be “Non-Public” unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate. You should presume that information is Non-Public Information, unless you can point to its official release by the Company in at least one of the following ways:

•	has appeared in a publicly available filing with the SEC; or

•	issuance of a press release via major newswire such as the Dow Jones Broad Tape or the Associated Press.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. After the information has been disseminated, a sufficient period of time must pass for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until the second trading day on the Nasdaq Stock Market LLC (“Nasdaq”) after the day on which the information is disseminated in a national news medium or disclosed in a filing with the SEC. Although there is no fixed period for how long it takes the market to absorb information, generally a person in possession of Material Non-Public Information should from refrain from any trading activity until the conclusion of such period of time.

Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the [Chief Financial Officer at pjackson@ingles-markets.com].

2.4“Security” or “Securities.” The term “security” or “securities” is defined very broadly by securities laws and includes, among other things, stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (e.g., exchange- traded options), and other similar instruments.

2.5“Trade” or “Trading.” For purposes of this Policy, the term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including market option exercises, gifts or other contributions, exercises of stock options granted under the

Company’s stock plans, sales of stock acquired upon the exercise of options and trades made under an employee benefit plan such as a 401(k) plan.

3.0Statement of Policy

3.1No Insider may trade in the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. NOTE: it is your responsibility to determine whether you possess Material Non-Public Information, and any action on the part of the Company or any other employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. If you have any question whether information in your possession is Material Non-Public Information, then you should contact the [Chief Financial Officer at pjackson@ingles-markets.com].

3.2No Insider may trade in securities of another entity at any time when the Insider has Material Non-Public Information about that entity, including, without limitation, any of our customers, vendors, suppliers or partners, when that information was obtained as a result of the Insider’s employment or relationship to the Company.

3.3In addition to trading while in possession of Material Non-Public Information, no Insider may disclose (“tip”) Material Non-Public Information to any other person (including Family Members or entities, such as a trust or corporation), and no Insider may make buy or sell recommendations on the basis of Material Non-Public Information. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”

3.4No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of corporate developments (including discussions in Internet “chat rooms”, forums or via any form of social media) that are of possible significance to the investing public unless it is part of the Insider’s job (such as Investor Relations) or the Insider has been specifically authorized by the [Chief Financial Officer]. If you comment on stock price movements or rumors or disclose Material Non-Public Information to a third party you must contact the [Chief Financial Officer immediately at pjackson@ingles-markets.com].

3.5In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Company’s [Chief Financial Officer]. Under no circumstances should you attempt to handle these inquiries without prior authorization. Only Company individuals specifically authorized to do so may answer questions about or disclose information concerning the Company.

3.6Certain Insiders may trade in the Company’s securities only during the four open “Window Periods” that occur each fiscal year or in connection with a registered primary or secondary underwritten offering by the Company. Some of these persons must also receive pre-approval prior to any transaction. See Section 5.0.

3.7Due to the heightened risk associated with the following transactions, no Insider, whether or not he or she possesses Material Non-Public Information, may engage in the following:

•	Publicly Traded Options. Insiders may not trade in options, warrants, puts and calls or similar instruments linked to the Company’s securities.

•	Short Sales. Insiders may not sell securities of the Company “short” (generally, selling securities the Insider does not presently own).

•	Margin Accounts and Pledges. Insiders may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan. See Section 6.2.

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Hedging Transactions. No Insiders may engage in any hedging transactions (including variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of the Company’s equity securities.

•	Standing and Limit Orders. Except in connection with a Rule 10b5-1 trading plan (see Section 6.1), Insiders may not place standing or limit orders on Company securities.

3.8This Policy continues to apply to transactions in Company securities even after termination of a person’s service with the Company. An Insider who is aware of Material Non-Public Information when he or she ceases to be an Insider may not trade in the Company’s securities until that information has become public or is no longer material.

4.0Certain Exceptions

The prohibition on trading in the Company’s securities set forth in Section 3.0 above does not apply to:

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No Change in Beneficial Ownership. The trading restrictions in this Policy do not apply to transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to an inter vivos trust of which you are the sole beneficiary during your lifetime).

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Gifts of Securities. Bona fide gifts of securities unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the Insider is aware of Material Non-Public Information, or the person making the gift is subject to the trading restrictions specified in Section 5.0, in which case pre-clearance in accordance with that section is required prior to effecting the gift.

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Stock Option Plan. The trading restrictions in this policy do not apply to the exercise of stock options pursuant to our stock plans where no Company common stock is sold in the market to fund the option exercise price or related taxes (i.e., a net exercise or where cash is paid to exercise the option) or to the exercise pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements.

•	Trading Plans. The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company. See Section 6.1.

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401(k) Plan. To the extent the Company offers its securities as an investment option in the Company’s 401(k) plan, the trading restrictions in this Policy do not apply to the purchase of stock through the Company’s 401(k) plan resulting from periodic contributions of money to the plan through regular payroll deduction elections; however, the trading restrictions do apply to elections made under the 401(k) plan to (a) increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of a Company stock fund balance and (d) pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

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Employee Stock Purchase Plan. To the extent the Company offers its securities as an investment option in an employee stock purchase plan, the trading restrictions in this Policy do not apply to the purchase of stock through the Company’s employee stock purchase plan resulting from periodic payroll contributions to the plan under an election made at the time of enrollment in the plan or purchases of Company securities resulting from lump sum contributions to the plan. However, the trading restrictions do apply to subsequent sales of any such stock purchased under the plan, an election to participate in the plan outside of an open enrollment period and changing instructions regarding the level of withholding contributions which are used to purchase stock made outside of an open enrollment period is subject to this Policy.

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Restricted Stock Awards. The trading restrictions in this Policy do not apply to the vesting of shares of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The trading restrictions do apply, however, to any market sale of restricted stock.

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Registered Public Offering. The trading restrictions in this Policy do not apply to sales of the Company’s securities by selling stockholders in a registered public offering in accordance with applicable securities laws.

NOTE: if you are a Section 16 Person (as defined in Section 5.1), you must notify the [Chief Financial Officer at pjackson@ingles-markets.com] prior to executing any transaction in reliance on any of the above exceptions.

5.0Window Periods, Pre-clearance of Trades and Other Procedures

5.1Window Period and Special Blackout Period Applicability. This Section 5.0 explains the requirements and procedures, which apply to all members of the Board of Directors and the Company’s officers (such officers and directors, “Section 16 Persons”) for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), persons working in the finance, accounting and legal departments (such persons, together with the Section 16 Persons, and together with Family Members of any of such persons or of any such Section 16 Persons and trusts, corporations and other entities over whom such person or such Section 16 Person exercises influence or control over his, her or its securities trading decisions, “Permanent Window Persons”), as well as Other Window Persons (as defined below) who have access to Material Nonpublic Information about the Company. The Company may from time to time designate other individuals and/or positions that are subject to this Section 5.0. Please note that this Section 5.0 applies to all Company securities which Permanent Window Persons hold or may acquire in the future.

From time to time, the Company will notify persons that they are subject to the trading restrictions set forth in this Section 5.0 (including the Window Periods set forth in Section 5.2) if the Company believes that, in the normal course of their duties, they have access to Material Non-Public Information (together with family members of any of such persons and trusts, corporations and other entities over whom such person exercises influence or control over his, her or its securities trading decisions, “Other Window Persons”). Such persons may include Non-Employee Personnel.

Permanent Window Persons, as well as Other Window Persons, may not engage in any transaction involving the Company’s securities (including the exercise of stock options, gifts, loans, contributions to a trust, or any other transfers) at any time other than during a Window Period and without first obtaining pre-clearance of the transaction from the Company’s [Chief Financial Officer].

Occasionally, Section 16 Persons and certain other individuals may have access to Material Non-Public Information for a limited period of time. During such a period, such persons, which shall always include all Section 16 Persons and may include other Personnel and Non-Employee Personnel, may be notified that they are “Special Blackout Persons” who will be subject to the special blackout provisions set forth in Section 5.3.

5.2Window Periods. The Company has established four “windows” of time during the fiscal year during which Request for Approval forms may be approved and transactions in the Company’s securities may be effected (“Window Periods”). Each Window Period begins with the second trading day on Nasdaq after the day on which the Company makes a public news release of its quarterly or annual earnings for the prior fiscal quarter or year. That same Window Period closes at the close of trading on the last trading day that is [fifteen calendar days] prior to the end of the then current fiscal quarter. After the close of the Window Period, except as set forth in Section 4.0 above, Permanent Window Persons and Other Window Persons may not trade in any of the Company’s securities.

5.3Special Blackout Period Suspension of Trading. From time to time, the Company may require that Special Blackout Persons suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All Special Blackout Persons shall not trade in the Company’s securities while the suspension is in effect and shall not disclose to any other person that the Company has suspended trading for certain individuals. Though these blackouts generally will arise because an event may occur that is material to the Company and is known by only a few directors, officers and/or employees, they may be declared for any reason. If the Company declares a special blackout period, the Company will deliver an e-mail (or other communication) notifying all Special Blackout Persons subject to the special blackout period when the special blackout period begins and when it ends. If, however, a person that is not a Special Blackout Person but whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during the special blackout period, the [Chief Financial Officer] will inform the requesting person of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of a special blackout period shall not disclose the existence of the blackout to any other person. NOTE: the Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.

5.4Notification of Window Periods. In order to assist you in complying with this Policy, the Company may, as a courtesy, deliver an e-mail (or other communication) notifying Permanent Window Persons and other Personnel and Non-Employee Personnel designated as Other Window Persons when the Window Period has opened and when the Window Period is about to close. However, whether or not the Company delivers these emails (or other communication) does not relieve you of your obligations to read, understand and comply with this Policy, including that you transact in the Company’s securities only during Window Periods.

5.5Hardship Exemptions. Those subject to the Window Periods or a special blackout period pursuant to Section 5.3 may request a hardship exemption for periods outside the Window Periods or during a special blackout period, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the [Chief Financial Officer].

5.6Pre-Clearance of Trades Applicability. Section 16 Persons and Family Members of such persons and any other person or entity (including trusts, corporations and other entities) over whom the Section 16 Person exercises influence or control over his, her or its trading decisions (collectively, “Permanent Restricted Persons”), as well as Other Restricted Persons (as defined below), must obtain the advance approval of the [Chief Financial Officer] in accordance with Section 5.7 before effecting transactions in the Company’s securities, including any exercise of an option (whether cashless or otherwise), gifts, loans, pledges, rights or warrant to purchase or sell such securities, contribution to a trust or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction.

From time to time, the Company will notify Personnel and Non-Employee Personnel (other than Permanent Restricted Persons) that they are subject to the pre-clearance requirements set forth in Section 5.7 if the Company believes that, in the normal course of their duties, they are likely to have regular access to Material Non-Public Information (together with family members of any of such persons and trusts, corporations and other entities controlled by any of such persons, “Other Restricted Persons”).

Occasionally, individuals other than Permanent Restricted Persons and Other Restricted Persons may have access to Material Non-Public Information for a limited period of time (together with family members of any of such persons and trusts, corporations and other entities controlled by any of such persons, “Special Restricted Persons”). During such a period, such persons may be notified that they are Special Restricted Persons who will be subject to the pre-clearance requirements set forth in Section 5.7.

5.7Pre-Clearance Procedures. Subject to Section 6.1, Permanent Restricted Persons, Other Restricted Persons and Special Restricted Persons shall submit a request for pre-clearance to the [Chief Financial Officer] at least two business days in advance of the proposed transaction and by completing the attached “Request for Approval” form. Clearance of a transaction must be re-requested if the transaction order is not placed within twenty-four hours after obtaining pre-clearance. If pre-clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Approval must be in writing, dated and signed, specifying the securities involved. Pre-clearance correspondence with the [Chief Financial Officer may be directed to the following email address: pjackson@ingles-markets.com].

When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any Material Non-Public Information about the Company, and should describe fully those circumstances to the Company’s [Chief Financial Officer]. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or 5, if applicable.

The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if required, at the time of any sale.

5.8General Restrictions Apply. For the avoidance of doubt, the provisions of Section 3 of this Policy continue to apply regardless of whether such Insider has obtained pre-clearance approval or such transaction occurs during any Window Period.

5.9Acknowledgement. All directors, officers and other employees subject to the procedures set forth in this Section 5.0 must acknowledge their understanding of, and intent to comply with, this Policy and this Section 5.0 on the form attached to this Policy.

6.010b5-1 Trading Plans/Margin Accounts and Pledges/Short Sales

6.110b5-1 Trading Plans. Notwithstanding the prohibition against insider trading, Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”) provides an affirmative defense against insider trading under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in the Company’s securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written trading plan with another person instructing that other person to purchase or sell the Company’s securities for such person’s account, provided that the pre-arranged written trading plan was entered into when such person was not in possession of Material Non-Public Information and that complies with the other requirements of Rule 10b5-1 (such a compliant trading plan, a “10b5-1 trading plan”). A 10b5-1 trading plan is a binding, written contract, instruction or plan between you and your broker that: (i) specifies the price, amount, and date of trades to be executed for your account in the future; or (ii) provides a written formula or algorithm, or computer program, that your broker will follow to determine the amount, price and timing of the Company’s securities to be purchased or sold; or (iii) did not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made, provided that any person who does exercise such influence must not be in possession of Material Non-Public Information.

Conditions for Entry Into 10b5-1 Trading Plans. Any 10b5-1 trading plan must be entered into (i) in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 and (ii) at a time when a person is not in possession of Material Non-Public Information about the Company or the securities subject to such plan. With respect to any Section 16 Person, the 10b5-1 trading plan must also include a representation by such officer or director certifying to such conditions in the preceding sentence. In addition to the condition that a 10b5-1 trading plan be entered into in good faith, Rule 10b5-1 requires the applicable person continue to act in good faith with respect to the 10b5-1 trading plan during its duration.

Persons subject to the pre-clearance requirements of this Policy described in Section 5.0 cannot enter into these plans outside Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made. Entering into or altering a corresponding or hedging transaction or position with respect to the securities under a 10b5-1 trading plan is likewise prohibited.

As noted above, you have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a 10b5-1 trading plan that you entered into when you were not aware of Material Non-Public Information. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.

Pre-Clearance of New 10b5-1 Trading Plans. Each Insider must pre-clear with the [Chief Financial Officer] his or her proposed 10b5-1 trading plan at least five business days prior to the entry into such plan. The Company reserves the right to withhold preclearance of any 10b5-1 trading plan that the Company determines is not consistent with the rules regarding such plans. Notwithstanding any pre-clearance of a 10b5-1 trading plan, the Company assumes no liability for the consequences of any transaction made pursuant to such plan.

Transactions effected pursuant to a pre-cleared 10b5-1 trading plan will not require further pre- clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

Modification or Termination of 10b5-1 Trading Plans. Any modification of a 10b5-1 trading plan must occur before you become aware of any Material Non-Public Information and must comply with the requirements of the rules regarding 10b5-1 trading plans, including, if applicable, a new cooling off period as described below. If you are subject to Window Period restrictions pursuant to Section 5.0, then any modification of a pre-approved 10b5-1 trading plan must take place during a Window Period. In addition, any modification or termination of a pre-approved 10b5-1 trading plan by an Insider requires pre-clearance by the [Chief Financial Officer].

You should understand that frequent modifications or terminations of a 10b5-1 trading plan, even if the applicable cooling-off periods are observed, may call into question the conditions that you entered into the 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1. Frequent modifications or terminations therefore may jeopardize the availability of the Rule 10b5-1 affirmative defense against insider trading allegations.

Cooling-off Periods for Trades under 10b5-1 Trading Plans. No trades may occur under a 10b5-1 trading plan until the expiration of the applicable cooling-off period described below. The applicable cooling-off period depends on the status of the person.

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Section 16 Persons: the cooling-off period ends on the later of (x) ninety (90) days after adoption of the 10b5-1 trading plan; or (y) two (2) business days following disclosure of the Company’s financial results in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K covering the fiscal quarter in which the plan was adopted or modified, but in no event later than one hundred twenty (120) days after adoption of the plan.

•	All persons other than Section 16 Persons: the cooling-off period ends thirty (30) days after adoption of the 10b5-1 trading plan.

A new cooling-off period is required following the entry into a new 10b5-1 trading plan, and any of the following modifications to an existing 10b5-1 trading plan will be considered termination of such existing plan and the entry into a new 10b5-1 trading plan, necessitating a new cooling off period: any modification or change to the amount, price, or timing of the purchase or sale of the securities (which includes a modification or change to a written formula or algorithm, or computer program that affects the amount, price, or timing of the purchase or sale of the securities) underlying a 10b5-1 trading plan as well as any modification, such as the substitution or removal of a broker that is executing trades pursuant to a 10b5–1 trading plan, that changes the price or date on which purchases or sales are to be executed.

Prohibition on Multiple Outstanding 10b5-1 Trading Plans. A person entering into a 10b5-1 trading plan must have no outstanding 10b5-1 trading plans for purchases or sales of the Company’s securities on the open market (and shall not subsequently enter into any additional such plan), subject to the following exceptions:

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Series of contracts treated as a single plan: A series of separate contracts with different broker-dealers or other agents acting on behalf of such person to execute trades thereunder may be treated as a single plan so long as the contracts when taken together meet the conditions under Rule 10b5-1; provided that any modification of any individual contract in such a series will be treated as a modification of each other contract in that series and a modification of the 10b5-1 trading plan, which modification may be considered a termination of the existing 10b5-1 trading plan, necessitating a new cooling off period as described above, provided that, the substitution of a broker-dealer or other agent acting on behalf of such person for another broker dealer that is executing trades under such a 10b5-1 trading plan shall not be considered a modification as long as the purchase or sales instructions applicable to the substitute and substituted broker are identical with respect to the prices of the Company’s securities to be purchased or sold, dates of the purchases or sales to be executed, and amounts of securities to be purchased or sold.

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Overlapping plans: There may be multiple concurrent 10b5-1 trading plans if trading under such plans does not overlap such that trading under a later commencing plan may not be authorized until all trades under the earlier commencing 10b5-1 trading plan are completed or expired without execution, provided that, the trades under the later commencing plan must comply with the applicable cooling-off period described above, treating the termination date of the earlier-commencing plan as the date of adoption of the later-commencing plan from which the cooling-off period commences. Any trades under a later-commencing plan that occur during the applicable cooling-off period negate the ability of such later-commencing plan to rely on the Rule 10b5-1 affirmative defense.

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“Sell-to-cover” tax withholding plans: A separate contract, instruction or plan for purposes of “sell-to-cover” transactions will not be considered an outstanding 10b5-1 trading plan if such separate contract, instruction or plan authorizes such person’s broker or other agent to sell only such of the Company’s securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of compensatory awards (e.g. restricted stock units) and such person does not otherwise exercise control over the timing of such sales. The foregoing “sell-to-cover” transaction exemption does not apply to sales incident to the exercise of option awards. A subject person may, however, enter into a valid 10b5-1 trading plan that provides instructions for, in addition to other trades, sell-to-cover transactions to satisfy tax withholding obligations arising from the exercise of option awards

“Single Trade” 10b5-1 Trading Plans. A 10b5-1 trading plan designed to effect the open-market purchase or sale of the total amount of the Company’s securities subject to that plan as a single transaction cannot be entered into if the applicable person adopted a contract, instruction or plan similarly designed to effect an open market purchase or sale in a single transaction in the prior 12 month period and such contract, instruction or plan would otherwise qualify for the affirmative defense under Rule 10b5-1. The prohibition on more than one “single trade” 10b5-1 trading plan within a 12 month period does not prohibit sell-to-cover transactions described in the immediately preceding bullet.

Disclosure of 10b5-1 Trading Plans. The Company will disclose certain information regarding 10b5-1 trading plans and any “non-Rule 10b5–1 trading arrangement” entered into, terminated or modified by Section 16 Persons in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K during the fiscal quarter covered by the applicable report. Section 16 Persons, by acknowledging their understanding of, and intent to comply with, this Policy, agree to cooperate with the Company to provide any necessary information related to such disclosure.

If you are a Section 16 Person, 10b5-1 trading plan compliance with Section 16 of the Exchange Act require special care because such persons may not even be aware that a reportable transaction under a 10b5-1 trading plan has taken place and may not be able to comply with the SEC’s requirement to report on Form 4 purchases or sales of the Company’s securities within two business days after the execution of the applicable transaction. Forms 4 and 5 include a mandatory checkbox indicating whether the transaction reportable thereunder was intended to satisfy the affirmative defense conditions under a 10b5-1 trading plan. Therefore, for Section 16 Persons, a transaction executed according to a 10b5-1 trading plan is not permitted unless the 10b5-1 trading plan requires that your broker notify the Company before the close of business on the day of the execution of the transaction. See Section 8.0.

6.2Margin Accounts and Pledges.  [No Insiders or family members of any of such persons or trusts, corporations and other entities over whom such person exercises influence or control over his, her or its securities trading decisions, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan. Such persons or entities who have pledged shares or hold securities in margin accounts must unwind or remove such securities.]

7.0Potential Criminal and Civil Liability and/or Disciplinary Action

7.1Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any suspension periods should not be considered a “safe harbor.” We remind you that, whether or not during a Window Period, you may not trade securities on the basis of Material Non-Public Information.

7.2Potential Sanctions.  Trading on the basis of Material Non-Public Information may result in significant civil and criminal penalties and other potential liabilities under federal and state securities laws. Subject to applicable law, Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Personnel’s failure to comply results in a violation of law,

7.3Questions and Violations. Anyone with questions concerning this Policy or its application should contact the [Chief Financial Officer]. Any violation or perceived violation should be reported immediately to the [Chief Financial Officer].

8.0Broker Requirements for Section 16 Persons

Brokers for Section 16 Persons must comply with the following requirements:

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not to enter any order (except for orders under pre-approved 10b5-1 trading plans) without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and

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report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the [Chief Financial Officer], the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including gifts, transfers, pledges and all 10b5-1 transactions.

Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as may otherwise be required) to be made, you are strongly encouraged to confirm with your broker, following any transaction, that he or she has telephoned and e-mailed the required information to the Company.

9.0Confidentiality

If material information relating to the Company or its business is considered Non-Public Information, such information must be kept in strict confidence and should be discussed only in the ordinary course of business with persons who have a “need to know” the information for legitimate business purposes and then only when the Personnel disclosing the information has no reason to believe that the recipient will misuse or improperly disclose the information. When such information is disclosed, the recipient must be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in strict confidence.

ACKNOWLEDGMENT CONCERNING SECURITIES TRADING POLICY

If you are a Permanent Restricted Person as described in Section 5.1 or have been notified by us that you are subject to the pre-clearance requirements as an Other Restricted Person as described in Section 6, we ask that you acknowledge that you have received and read this Securities Trading Policy. Ingles Markets, Incorporated may ask you to re-submit this acknowledgement on an annual basis, at such time as a person has been designated as an Other Restricted Person or whenever the Securities Trading Policy is significantly updated.

If you are not a Permanent Restricted Person and have not been notified by us that you have been designated as an Other Restricted Person, you do not have to sign the acknowledgement below.

By my signature below, I acknowledge that I have read and received Ingles Markets, Incorporated’s Securities Trading Policy.

Signature:

Name (printed):

Date:

REQUEST FOR APPROVAL TO TRADE
Ingles Markets, Incorporated
SECURITIES

SUBMIT TO:

Attention:Ingles Markets, Incorporated [Chief Financial Officer
Email:pjackson@ingles-markets.com]

Type of Security check all applicable boxes

☐ Common stock

☐ Preferred stock

☐ Restricted stock

☐ Stock Option

Number of Shares _______________

Proposed Date of Transaction _______________

Type of Transaction

☐ Stock option exercise – Exercise Price $__________/share

Exercise Price paid as follows:

☐Broker’s cashless exchange

☐cash

☐pledge

☐other

Withholding tax paid as follows:

☐Broker’s cashless exchange

☐cash

☐other

☐ Purchase

☐ Sale

☐ Gift

☐ Other (including 10b5-1 trading plan)(please specify)

Broker Contact Information

Company Name

Contact Name

Telephone

Fax

Account Number

Social Security or other Tax Identification Number ________________________

Status (check all applicable boxes)

☐ Executive Officer

☐ Board Member

Filing Information (check all applicable boxes and complete blanks)

Date of filing of last Form 3 or 4

☐Is a Form 144 Necessary?

Date of filing of last Form 144

I am not currently in possession of any material non-public information relating to Ingles Markets, Incorporated and its subsidiaries. I hereby certify that the statements made on this form are true and correct.

I understand that clearance may be rescinded prior to effectuating the above transaction if material non-public information regarding Ingles Markets, Incorporated arises and, in the reasonable judgment of Ingles Markets, Incorporated, the completion of my trade would be inadvisable. I also understand that the ultimate responsibility for compliance with the insider trading provisions of the federal securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

Signature______________________

Print Name______________________

Date ______________________

Telephone Number Where You May Be Reached   ______________________

☐Request Approved (transaction must be completed during the Window Period (as defined in Section 5.4 of Ingles Markets, Incorporated’s Securities Trading Policy) in which this approval was granted and in any event within two business days after approval).

☐Request Denied

☐Request Approved with the following modification

Signature ___________________

Date ___________________

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